Exhibit 99.1

Business Partner to End One of
its OEM Agreements with Attunity

No Impact on Previous Guidance

BURLINGTON, MA, December 28, 2007 – Attunity (NASDAQ-CM: ATTU), the leading provider of enterprise-class software for application and data integration, and workplace solutions in the Composite Applications market, announced today that a business partner has ended one of its OEM Agreements with Attunity due to a change in its internal data integration strategy for open systems. This agreement accounted for approximately $1 million in revenues in 2007.

Attunity also announced that management does not expect this to have a material adverse impact on its revenue plans in 2008, and the Company remains comfortable with previous guidance regarding achieving Non-GAAP operational profit in the first quarter of 2008, and the expected range of annual revenues of its legacy products.

Finally Attunity stated that the ending of this OEM agreement is not expected to affect other ongoing businesses or engagements with the business partner.

About Attunity
Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQCM: ATTU) is now one of the leading innovators in the Composite Applications space, delivering workplace-solutions with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels by identifying the most important problems, exceptions and issues and helping focus their judgment, experience and knowledge on resolving them.

With successful deployments of its products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Middle East and China, and through a network of local partners. For more information, about Attunity’s products, services and solutions please visit us at www.attunity.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. For example, when we discuss the impact of our restructuring process on our ability to grow sales, and on our development plans, or when we discuss our expectations to be Non GAAP operationally profitable in Q1 of 2008, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; our inability to satisfy Nasdaq’s requirements for continued listing; and other factors and risks on which Attunity may have little or no control thereon. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com